Exhibit 99.2
Audited Financial Statements
SunBelt Chlor Alkali Partnership
December 31, 2006 and 2005

SunBelt Chlor Alkali Partnership
Audited Financial Statements
Years Ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm
The Partners
SunBelt Chlor Alkali Partnership
We have audited the accompanying balance sheets of SunBelt Chlor Alkali Partnership as of December 31, 2006 and 2005, and the related statements of income, partners’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunBelt Chlor Alkali Partnership at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/Ernst & Young LLP
Cleveland, Ohio
February 19, 2007

SunBelt Chlor Alkali Partnership
Balance Sheets

	December 31
	2006	2005

Assets
Current assets:
Cash	$1,000	$44,013
Receivable from Oxy Vinyls, LP	7,732,638	7,015,455
Receivables from partners	14,303,282	17,936,644
Inventories	1,607,134	2,069,896
Prepaids and other current assets	1,460,770	1,291,601

Total current assets	25,104,824	28,357,609

Property, plant, and equipment, net	112,783,125	119,565,930
Deferred financing costs, net	881,626	961,774

Total assets	$138,769,575	$148,885,313

Liabilities and partners’ deficit
Current liabilities:
Amounts payable to partners	$9,933,013	$7,217,313
Current portion of long-term debt	12,187,500	12,187,500

Total current liabilities	22,120,513	19,404,813

Long-term debt	121,875,000	134,062,500
Partners’ deficit	(5,225,938)	(4,582,000)

Total liabilities and partners’ deficit	$138,769,575	$148,885,313

See accompanying notes.

SunBelt Chlor Alkali Partnership
Income Statements

	Year Ended December 31
	2006	2005	2004

Revenues	$186,742,652	$166,967,651	$105,764,129

Operating costs and expenses:
Cost of sales	56,316,784	48,699,088	45,281,281
Depreciation and amortization	14,554,150	14,347,268	14,150,729
Administrative and general	11,591,056	11,694,524	10,701,137

	82,461,990	74,740,880	70,133,147

Operating income	104,280,662	92,226,771	35,630,982

Interest expense	(10,573,875)	(11,455,031)	(12,336,188)
Interest income	853,823	537,421	161,168

Net income	$94,560,610	$81,309,161	$23,455,962

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Partners’ Deficit

	Partners
		1997
	Olin SunBelt	Chlor Alkali
	Inc.	Venture, Inc.	Total

Balance at December 31, 2003	$(14,301,500)	$(14,301,500)	$(28,603,000)
Cash distributions to partners	(7,352,029)	(7,352,029)	(14,704,058)
Net income	11,727,981	11,727,981	23,455,962

Balance at December 31, 2004	(9,925,548)	(9,925,548)	(19,851,096)
Cash distributions to partners	(33,020,033)	(33,020,033)	(66,040,066)
Net income	40,654,581	40,654,581	81,309,162

Balance at December 31, 2005	(2,291,000)	(2,291,000)	(4,582,000)
Cash distributions to partners	(47,602,274)	(47,602,274)	(95,204,548)
Net income	47,280,305	47,280,305	94,560,610

Balance at December 31, 2006	$(2,612,969)	$(2,612,969)	$(5,225,938)

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Cash Flows

	Year Ended December 31
	2006	2005	2004

Operating activities
Net income	$94,560,610	$81,309,161	$23,455,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,474,002	14,267,120	14,070,581
Amortization	80,148	80,148	80,148
Loss on disposal of assets	282,062	164,435	289,883
Accretion of discount on short-term investments	(328,493)	—	—
Changes in assets and liabilities:
Receivable from Oxy Vinyls, LP	(717,183)	245,961	(3,834,085)
Receivables from partners	3,633,362	(9,507,354)	(2,040,479)
Inventories	462,762	41,122	371,758
Amounts payable to partners	2,715,700	1,405,976	(746,222)
Prepaid expenses and other current assets	(169,169)	(175,224)	(156,657)

Net cash provided by operating activities	114,993,801	87,831,345	31,490,889

Investing activities
Purchases of property, plant, and equipment	(8,043,515)	(9,645,152)	(4,588,322)
Proceeds from sale of property, plant, and equipment	70,256	62,776	—
Purchase of short-term investments	(22,697,270)	—	—
Proceeds from maturity of short-term investments	23,025,763	—	—

Net cash used in investing activities	(7,644,766)	(9,582,376)	(4,588,322)

Financing activities
Cash distributions to partners	(95,204,548)	(66,040,065)	(14,704,058)
Principal payments on long-term debt	(12,187,500)	(12,187,500)	(12,187,500)

Net cash used in financing activities	(107,392,048)	(78,227,565)	(26,891,558)

Net (decrease) increase in cash	(43,013)	21,404	11,009
Cash at beginning of year	44,013	22,609	11,600

Cash at end of year	$1,000	$44,013	$22,609

See accompanying notes.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements
December 31, 2006 and 2005
1. Organization
SunBelt Chlor Alkali Partnership (the Partnership) was formed on August 23, 1996 under a Partnership Agreement, between 1997 Chlor Alkali Venture, Inc. and Olin SunBelt Inc. (the Partners). 1997 Chlor Alkali Venture, Inc. is a wholly owned subsidiary of PolyOne Corporation (formerly The Geon Company) and Olin SunBelt Inc. is a wholly owned subsidiary of the Olin Corporation. Each of the Partners has a 50% interest in the Partnership. The Partnership Agreement provides that the capital investment of the Partners will be maintained and the Partnership’s income or loss will be allocated to the Partners based on their ownership interest percentages.
The Partnership was formed for the purpose of construction and operation of a Chlor-Alkali facility. The facility, which is located in McIntosh, Alabama produces chlorine, caustic soda, and hydrogen.
2. Significant Accounting Policies
Cash and Cash Equivalent
The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.
Short-term Investments
The Partnership invests in short-term investments with original maturities greater than three months. These types of securities are classified as held-to-maturity when the Partnership has the positive intent and ability to hold the securities to maturity. There were no short-term investments held by the Partnership as of December 31, 2006 and 2005.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Property, Plant, and Equipment and Depreciation
Property, plant, and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repair expenditures which do not improve or extend the life of the respective assets are expensed as incurred. Depreciation for all plant and equipment is computed using the straight-line method over their estimated useful lives. The ranges of estimated useful lives are as follows:

Land improvements	20 years
Buildings	20 years
Machinery and equipment	5-20 years
Long-lived assets are assessed for impairment when operating profits for the related business or a significant change in the use of an asset indicate that their carrying value may not be recoverable.
Deferred Financing Costs
The costs incurred by the Partnership in obtaining its long-term debt have been capitalized and are being amortized over the term of the debt using the effective interest method.
Financial Instruments
The carrying amount of long-term debt approximates its fair value. The fair value of the debt is estimated based on the present value of the underlying cash flow discounted at the Partnership’s estimated borrowing rate.
Revenue Recognition
The Partnership recognizes revenues at the point of passage of title which is based on shipping terms.
Shipping and Handling Costs
Shipping and handling costs are reflected in costs of sales.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Income Taxes
No provision is made for income taxes as the Partnership’s results of operations are includable in the tax returns of the Partners.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
Since the Partnership’s major products are commodities, significant changes in the prices of chemical products could have a significant impact on the results of operations for any particular period. The Partnership had one major chlorine customer, Oxy Vinyls LP, during the periods presented, which accounted for 39.9%, 45.7%, and 58.3% of total sales for the years ended December 31, 2006, 2005, and 2004, respectively.
3. Inventories
Inventories are comprised as follows:

	December 31
	2006	2005

Finished goods	$244,500	$619,117
Parts	1,362,634	1,450,779

	$1,607,134	$2,069,896

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
4. Property, Plant, and Equipment
Property, plant, and equipment are comprised as follows:

	December 31
	2006	2005

Land and land improvements	$4,862,826	$4,862,826
Building	3,869,389	3,869,389
Machinery and equipment	213,997,068	209,229,631
Construction in process	5,217,473	3,734,366

	227,946,756	221,696,212
Less allowance for depreciation	115,163,631	102,130,282

	$112,783,125	$119,565,930

5. Transactions With Affiliates
The Partnership has various management service agreements, dated August 23, 1996, with the Olin Corporation. These agreements, which include compensation for managing the facility, an asset utilization fee, a fleet fee, and a distribution fee, have terms from five to ten years with five year price adjustment renewals. Charges for these services were approximately $7,815,034, $7,551,933, and $7,199,412 for 2006, 2005, and 2004, respectively, and have been included within administrative and general expenses in the statement of operations. The cash policy was changed during 2003 to not make distributions to the Partners until the cash balance was sufficient to cover both the principal payment and the interest expense for the year. Contributions from the Partners were discontinued with this policy change and the manufacturing costs were paid from receipts. The Partnership made distributions to its Partners totaling $95,204,548, $66,040,065, and $14,704,058 in 2006, 2005, and 2004, respectively.
In accordance with the Partnership Operating Agreement, the majority of chlorine produced by the Partnership is sold to Oxy Vinyls LP, which is 24% owned by PolyOne Corporation. The remaining chlorine and all of the caustic soda produced by the Partnership is marketed and distributed by the Olin Corporation.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
6. Long-Term Debt
On December 23, 1997, the Partnership borrowed $195,000,000 in a private placement of debt. The debt is secured by the property, plant, equipment, and inventory of the Partnership. The term of the loan is 20 years at an interest rate of 7.23%. The first principal payment of $12,187,500 was paid on December 22, 2002 with equal annual payments due through December 22, 2017. Interest payments are payable semi-annually in arrears on each June 22 and December 22. Interest payments totaled $10,573,875, $11,455,031, and $12,336,188 in 2006, 2005, and 2004, respectively. The debt is guaranteed by the Partners.
7. Leases
The Partnership has operating leases for certain property, machinery, and equipment. At December 31, 2006, future minimum lease payments under noncancelable operating leases are as follows:

2007	$2,001,976
2008	1,719,036
2009	1,688,076
2010	1,688,076
2011	1,688,076
Thereafter	6,789,170

Total minimum future lease payments	$15,574,410

Rent expense was approximately $2,150,485, $722,695, and $599,720 for the years ended December 31, 2006, 2005, and 2004, respectively.
8. Commitments and Contingencies
The Partnership is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for any potential loss when the claim is probable to be paid and reasonably estimable. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial condition, results of operations or cash flows of the Partnership.